Exhibit 99.5

May 9, 2024

STANDARD LITHIUM REPORTS FISCAL THIRD QUARTER 2024 RESULTS, SCHEDULES INVESTOR UPDATE CALL

STRATEGIC EXECUTION SECURES LEADING GLOBAL ENERGY PARTNER, EQUINOR. INJECTS IMMEDIATE LIQUIDITY THROUGH DIRECT INVESTMENTS IN SOUTH WEST ARKANSAS AND EAST TEXAS PROJECTS

PARTNERSHIP BRINGS WORLD-CLASS PROJECT DEVELOPMENT CAPABILITIES, ACCELERATING SMACKOVER DEVELOPMENT PATH

May 9, 2024 Vancouver, British Columbia. – Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV:SLI) (NYSE American:SLI) (FRA:S5L), a leading near-commercial lithium development company, today reported its financial and operating results for the fiscal third quarter ended March 31, 2024.

"In Q3, Standard Lithium continued to execute on our strategic plan, responsibly and efficiently advancing our projects,” stated Standard Lithium CEO Robert Mintak. “While the lithium sector has experienced challenges over the past year, we see positive indicators pointing toward stability, and the fundamentals of the lithium market remain strong. This presents a timely moment to showcase our strengths: a strong asset base, favorable jurisdictions, and an industry-leading Direct Lithium Extraction platform. This transformative partnership with Equinor, a global energy company and recognized leader in renewables and low carbon solutions,  validates our strategic path to leverage our Smackover resources and become a globally significant contributor within the lithium market. It strengthens our finances, provides essential expertise, manages risk, and accelerates our progress towards this goal, unlocking long-term value for our shareholders."

Salah Gamoudi, CFO of Standard Lithium stated: “Since joining the Company, we’ve prioritized  financial efficiency, by securing capital that was minimally dilutive to our shareholders, but allowed us to ensure project continuity throughout our pursuit of securing a strategic partnership. This approach perfectly aligns with the transformative partnership we’ve secured with Equinor. It enables us to advance our projects in the most value-accretive way for our shareholders while minimizing dilution, cost of capital, and meaningfully lowers future capital requirements. To further take advantage of this momentum, we recently established an office in Austin, Texas. This move enables us to attract top energy sector talent, and allows us to best serve our field and plant employees and communities. Building on our existing strong team with this expertise will empower us to accelerate our execution and advance our projects toward Final Investment Decisions all while collaborating with stakeholders to establish a global model for sustainable development in this uniquely suited region.”

Highlights of the Third Fiscal Quarter Ended March 31, 2024

●	Installed the first commercial-scale direct lithium extraction (“DLE”) column in partnership with Koch Technology Solutions (“KTS”). The Company installed a commercial-scale DLE column at its Demonstration Plant near El Dorado, Arkansas. The column is a Li-ProTM Lithium Selective Sorption (“LSS”) unit supplied by KTS. The Company intends to test and derisk the LSS unit for commercial use at its Smackover projects.
●	Advanced the South West Arkansas Project (“SWA”) with engineering firm selection. The Company selected Ausenco Engineering Canada ULC to lead the front-end engineering design (“FEED”) and the Definitive Feasibility Study (“DFS”). The Company is now progressing SWA through FEED and DFS.

The Company continued an at-the-market offering program during the fiscal third quarter, issuing a total of 1,284,300 common shares on the TSX Venture Exchange and 6,609,000 common shares on the NYSE American LLC, providing gross proceeds of Ca$2.4 million and US$9.5 million, respectively. For the nine months ended March 31, 2024, the Company issued 1,384,400 common shares on the TSX Venture Exchange and 7,936,159 common shares on the NYSE American LLC, providing gross proceeds of Ca$2.7 million and US$12.3 million, respectively.

●	Cash and cash equivalents and working capital of Ca$15.7 million and Ca$7.7 million, respectively, as of March 31, 2024.
●	The Company has no term or revolving debt obligations as of March 31, 2024.

Highlights Subsequent to the Third Fiscal Quarter Ended March 31, 2024

●	Company announced outstanding results from successful commissioning of first commercial-scale DLE column at Demonstration Plant near El Dorado, Arkansas. The Company reported that during a representative period of continuous operation, the commercial-scale column exceeded design parameters, achieving an average lithium recovery of 97.3% and rejecting, on average, over 99% of key contaminants. To the best of the Company’s knowledge, the Li-ProTM LSS unit is the only commercial-scale DLE unit operating in North America.

●	Equinor acquired interest in South West Arkansas and East Texas projects for total project-level investment of $160 million. On May 7, 2024, Equinor ASA, an arms-length party, acquired an interest in two Standard Lithium subsidiaries, one of which holds Standard Lithium’s South West Arkansas Project and the other the East Texas properties. Pursuant to the terms of the transaction, Equinor acquired a 45% interest in each of the subsidiaries for an initial cash payment of US$30 million to Standard Lithium and the commitment to invest up to an additional US$130 million as follows:

●	Equinor to solely fund the first US$40 million of development costs at the South West Arkansas Project, after which all additional capital expenditures will be funded on a pro-rata basis;
●	Equinor to solely fund the first US$20 million in exploration and development costs at the East Texas properties, after which all additional capital expenditures will be funded on a pro-rata basis; and
●	Standard Lithium will receive up to US$70 million in milestone payments associated with the South West Arkansas Project and East Texas subject to final investment decisions being made by certain dates.

Consolidated Financial Statements

The Company’s interim financial statements and management's discussion and analysis for the third quarter 2024 ended March 31, 2024, are available on the Company's website at https://www.standardlithium.com/ and under the Company’s profiles on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov.

Updated Company Presentation

Investors and interested parties can find an updated Company presentation as of May 2024 at https://www.standardlithium.com/investors under “Company Presentation.”

Q3 FISCAL RESULTS CONFERENCE CALL AND WEBCAST

The Company will hold a conference call and webcast to discuss its third quarter fiscal results and the Equinor transaction on Monday, May 13 at 11:00 a.m. EST. Access to the call is available via webcast or direct dial. A link to the webcast and direct dial numbers are provided below:

Conference Call and Webcast Details:

Standard Lithium Fiscal Q3 Earnings Call and Webcast

May 13, 2024 11:00 AM (GMT-05:00) Eastern Time (US and Canada)

Participant Information:

USA / International Toll +1 (646) 307-1963

USA - Toll-Free (800) 715-9871

Canada - Toronto (647) 932-3411

Canada - Toll-Free (800) 715-9871

Attendee Webcast Link:

https://events.q4inc.com/attendee/978551149

Qualified Person

Steve Ross, P.Geol., a qualified person as defined by National Instrument 43-101, and Vice President Resource Development for the Company, has reviewed and approved the relevant scientific and technical information in this news release.

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of lithium-brine bearing properties in the United States.  The Company prioritizes brine projects characterized by high-grade resources, robust infrastructure, skilled labor, and streamlined permitting.  The Company aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully-integrated Direct Lithium Extraction (“DLE”) and purification process.  The Company’s signature projects, the Phase 1A Project and the South West Arkansas Project, are located on the Smackover Formation in southern Arkansas, a region with a longstanding and established brine processing industry. The Company has also identified a number of highly prospective lithium brine project areas in the Smackover Formation in East Texas and began an extensive brine leasing program in the key project areas.  In addition, the Company has an interest in certain mineral leases located in the Mojave Desert in San Bernardino County, California.

Standard Lithium trades on both the TSX Venture Exchange and the NYSE American under the symbol “SLI”; and on the Frankfurt Stock Exchange under the symbol “S5L”.  Please visit the Company’s website at www.standardlithium.com.

Investor and Media Inquiries

Allysa Howell

Vice President, Corporate Communications

+1 720 484 1147

a.howell@standardlithium.com

Twitter: @standardlithium

LinkedIn: https://www.linkedin.com/company/standard-lithium/

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.  This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information.  These forward-looking statements or information may relate to intended development timelines, future prices of commodities, accuracy of mineral or resource exploration activity, reserves or resources, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information.  Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties.  Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements.  The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.